Exhibit 99.2 — All Cadbury colleague announcement — 9 November 2009
CONFIDENTIAL — FOR INTERNAL USE ONLY. To minimise the distribution list you have been blind copied.
Cadbury strongly rejects Kraft offer
Kraft has announced a formal offer for Cadbury this afternoon, unchanged from its initial informal approach which was rejected by our Board in August.
The Cadbury Board has issued a strong rejection.
Our Chairman, Roger Carr, told our shareholders the Board has “emphatically rejected this derisory offer” and said it has “strengthened our resolve to ensure the true value of Cadbury is fully understood”.
We have an exceptional business with iconic brands, sharp category focus, and enviable geographic scope. Our focused team, and unique culture and values are delivering great performance.
The Board and the CEC strongly believe in both our strategy and prospects as a pure-play confectionery company.
Next steps
Over the coming weeks our Board will be communicating with shareholders to set out why it believes this offer falls well short of our long-term value.
I keep saying our best defence is great results. Our performance in the third quarter showed that. As we close the year and look out to 2010, we need to stay focused and keep delivering.
This process could take a few months to play out. I know it is unsettling and potentially distracting. But I also know that if we are all absolutely focused on demonstrating the power and potential of Cadbury it will make a real difference.
Todd
Todd Stitzer
CEO

Any questions?
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